Exhibit (a)(1)(iv)

Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Shares

OAKTREE STRATEGIC CREDIT FUND

c/o SS&C GIDS, Inc.

P.O. Box 219790

Kansas City, MO 64121-9790

[DATE]

Dear Shareholder:

This letter serves to inform you that Oaktree Strategic Credit Fund (the “Fund”) has received and accepted for purchase (subject to proration in the event the Fund’s tender offer is oversubscribed) your tender of all or a portion of your shares of beneficial interest in the Fund (the “Shares”).

In accordance with the terms of the tender offer, a non-interest bearing, non-transferable and non-negotiable promissory note (the “Note”) will be issued in respect of the purchase of your Shares and will be held on your behalf by SS&C GIDS, Inc., the Fund’s transfer agent (“Transfer Agent”), entitling you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares accepted for repurchase by the Fund as of the valuation date set forth in the Fund’s most recent offer to purchase less the 2% “early repurchase deduction” (if applicable and as described in the Fund’s prospectus).

If you have any questions, please contact the Fund’s Transfer Agent at 844-825-0488.

Sincerely,

Oaktree Strategic Credit Fund